GERMAN AMERICAN BANCORP, INC.

Jasper, Indiana

January 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0408

Attention: Mr. David Irving, Reviewing Accountant

Re:	German American Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2011
File No. 001-15877

Dear Mr. Irving:

German American Bancorp, Inc. (the “Company”) hereby transmits this response via EDGAR to the comments of the Staff contained in a letter, dated December 21, 2012, relating to the above-referenced filing. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the Company’s response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 35

1.	We note your disclosure that the increase in non-performing loans during 2011 was largely the result of four commercial loan relationships. Please provide us with a comprehensive analysis of these loan relationships including a timeline of events detailing their credit performance. Please specifically address the following at December 31, 2011 and all subsequent quarterly periods in 2012:
•	quantify the specific ALLL on these loans, if any;

See Exhibit A – Allowance Column

•	quantify any provision for loan losses recorded on these loans, if any;

See Exhibit A – Provision Column

•	quantify any partial charge-offs on these loans, if any;

See Exhibit A – Partial Charge-off Column

•	tell us how you determined the amount of provision to record at each quarter end specifically identifying the triggering events and key information supporting the amounts recorded;

See Exhibit A – Comment Section

•	tell us if you consider these loans to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of these loans. If you obtained appraisals, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.) for each of these loans. If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of these loans; and

See Exhibit A – Collateral Value Column & Comment Section

•	provide us the relevant payment history and LTV statistics, including how you determined the value of collateral and when you classified these loans as nonperforming.

See Exhibit A – LTV Column, Pymt History Columns & Comment Section

Notes to Consolidated Financial Statements

Note 3. Loans, page 50

2.	Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

The Company intends to include in the Management Discussion and Analysis section of future filings a discussion of these factors that you request that the Company address by this Comment. The Company intends to address this comment in its upcoming December 31, 2012 Form 10-K filing, however the exact disclosure has not yet been prepared.

3.	Please revise future filings to clearly state if purchased impaired loans are included in the credit quality disclosures (non-accrual, impaired, nonperforming, past due, classified loans, etc.). If they are included, please quantify the amount.

The Company intends to include in future filings a clear statement and quantification (if applicable) as you requested by this Comment.

As requested by the Staff comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Bradley M. Rust

Bradley M. Rust

Executive Vice President and Chief Financial Officer

Exhibit A

RELATIONSHIP #1

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2011	3,496,089	0	2,704,104	2,704,104	0	795,896	439%	Non-Accrual
Comments:	This non-accrual loan was a consolidation of various R/E secured loans and unsecured debt to the principals. We moved this account to non-accrual when our borrowers had financial difficulties due to a loss of a major tenant in a property financed by another financial institution that resulted in legal action. Our collateral value was determined based on a 75% advance rate for 3 R/E projects that we had a 1st mortgage on. We also had 2nd mortgages on three other properties that we value at $0 for collateral purposes. We valued the 2nd mortgages at $0 because we are not certain at this time whether or not we would pay off the 1st mortgage balances to realize any possible equity. The allowance was based on the discounted collateral shortfall. This loan was classified as non performing 12-31-11 with the provision in the 4th quarter of 2011. This is also reported as a TDR. This loan is collateral dependent.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
3/31/2012	3,460,046	0	2,704,104	0	0	852,146	406%	Non-Accrual
Comments:	Though the loan is in non-accrual status, monthly interest payments are received timely and applied to principal reduction. A new Summary appraisal dated 3/28/12 supported a minimal increase in our collateral value. The allocation was not reduced when interest payments were received and applied to principal.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
6/30/2012	3,007,753	0	2,304,104	(400,000)	0	852,146	353%	Non-Accrual
Comments:	We received a $400,000 principal reduction from the sale of properties that we did not have a lien on. This was agreed to in our Forbearance Agreement. Monthly interest payments continue and are applied to principal. The allocation was not reduced when interest payments were received and applied to principal, but the allowance was reduced by the $400,000 received.

Exhibit A

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
9/30/2012	2,961,295	0	2,304,104	0	0	852,146	348%	Non-Accrual
Comments:	The legal action mentioned above was dismissed without prejudice. Monthly interest payments are received and applied to principal reduction. The allocation was not reduced when interest payments were received and applied to principal.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2012	2,673,341	0	2,300,000	(4,104)	0	368,396	725%	Non-Accrual
Comments:	We received a $225,000 principal paydown from the sale of one parcel of Real Estate that was our collateral. Monthly interest payments are received and applied to principal reduction. New Summary appraisals were received dated 11/26/12 for two other properties that we have 1st lien positions on and our collateral analysis was updated based on a 75% advance rate of the appraised value. The new appraisals valued the properties at $270,000 less than the previous appraisals. The collateral value was adjusted based on the new appraisals received and the sale of one parcel of Real Estate. The allowance and provision were also slightly reduced at this time.

Exhibit A

RELATIONSHIP #2

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2011	(1) 450,000	426	0	0	50,000 (11-30-11)	450,000	100%	Non-Accrual
	(2) 292,250	266	0	0	0	300,000	97%	Non-Accrual
	(3) 583,000	381	0	0	597,000 (11-30-11)	1,200,000	97%	Non-Accrual
	(4)1,487,713	381	0	0	0	1,600,000	93%	Non-Accrual
Comments:	These loans were used to finance the R/E for 2 restaurants, 1 restaurant operation, and one condo in Florida. Loan #1, for the restaurant operations, has a 90% Federal Guaranty and was charged down by $50,000, or the 10% exposure. The collateral value is the 90% Federal Guaranty. Loan #2 is the Florida condo, and the value is a lender estimate based on recent sales in that particular condo complex. Loan #3, for restaurant R/E, has a 50% participation sold. The collateral value is a lender estimate based on an offer expected to be received. Loan #4, for restaurant R/E, had an appraised value of 1,900,000 on 11/20/11. The appraised value was discounted to $1,600,000 based on conversations with the realtor listing the R/E. Loan #1 was classified as non performing on 2-28-2011. Loans 2, 3, 4 were classified as non performing on 3-30-11. All of these loans were reported as TDR. These loans are collateral dependent.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
3/31/2012	(1) 450,000	517	450,000	450,000	0	450,000	100%	Non-Accrual
	(2) 0	0	0	0	108,249.97 (3/23/12)	230,000	80%	184,000 Moved to ORE
	(3) 0	0	0	0	0	1,430,000	81%	583,000 Moved to ORE
	(4) 1,480,135	472	0	0	0	1,350,000	110%	Non-Accrual
Comments:	Loan #1, allocated the full amount of the loan because of potential issues that we became aware of in the 1st quarter of 2012 surrounding the Federal Guaranty claim. Loan #2 was charged down and moved to ORE. The amount moved to ORE is 80% of a 3/21/12 appraisal for $230,000. Loan #3 was also moved to ORE. The amount moved to ORE is 81% of a Limited Update to a Summary appraisal dated 3/20/12 for $1,430,000. The potential acquirer of this property fell through. Loan #4 had some small principal reductions. A new Limited Update to a Summary appraisal dated 3/20/12 was also received. This loan was not allocated for or charged down because we were working with a potential buyer to pay us off in full.

Exhibit A

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
6/30/2012	(1) 450,000	608	414,000	(36,000)	0	414,000	100%	Non-Accrual
	(2) 0	0	0	0	0	230,000	80%	184,000 in ORE
	(3) 0	0	0	0	0	1,430,000	81%	583,000 in ORE
	(4) 0	0	0	0	0	1,507,000	93%	1,400,023 Moved to ORE
Comments:	Loan #1, sold the restaurant equipment for approximately $36,000 with payment expected to be received in early July 2012. We reduced the allocation and collateral value by the amount of the expected sale proceeds. Loans #2 and #3, no change. Loan #4 had some small principal reductions. Loan moved to ORE, with signed purchase offer netting us $1,507,000. Collateral value changed to $1,507,000.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
9/30/2012	(1) 414,960	700	414,000	0	0	414,000	100%	Non-Accrual
	(2) 0	0	0	0	0	230,000	80%	184,000 in ORE
	(3) 0	0	0	0	0	1,430,000	81%	583,000 in ORE
	(4) 0			0
Comments:	Loan #1, collected the 36,000 proceeds from the sale of restaurant equipment and filed the claim under the Federal Guaranty program. Loans #2 and #3, no change. Loan #4, R/E sold.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2012	(1)414,960	792	414,000	0	0	414,000	100%	Non-Accrual
	(2) 0	0	0	0	0	230,000	80%	184,000 in ORE
	(3) 0	0	0	0	0	1,430,000	81%	583,000 in ORE
Comments:	Loan #1, guaranty claim is still being reviewed. Loan #2 and #3, no changes.

Exhibit A

RELATIONSHIP #3

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2011	2,278,743	0	350,000	350,000	0	1,937,761	117%	Non-Accrual
Comments:	This loan was originated through a branch acquisition. It was a leveraged buyout used to acquire a mechanical contracting company. The mechanical contracting company had one large job in the fall of 2011 that was disputed; therefore creating an issue with a large Account Receivable. We placed this loan on non-accrual, restructured the note to interest only, and listed it as a TDR. The collateral is A/R, equipment, a 1st mortgage on his home, and an investment account. The collateral value listed is the discounted collateral value of 80% advance on A/R, 70% advance on the investment account, 50% advance on the equipment, and 80% advance on the 1st mortgage on his home. The allowance is based on the discounted collateral shortfall. Classified as non performing 12-22-11. This loan is collateral dependent.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
3/31/2012	2,243,803	0	725,000	375,000	0	1,520,640	148%	Non-Accrual
Comments:	Quarterly interest payments are received and applied to principal. The allocation increased because the company’s A/R reduced significantly.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
6/30/2012	2,153,300	0	785,000	60,000	0	1,368,300	157%	Non-Accrual
Comments:	Loan went back on principal and interest payments. All payments received were applied to principal internally because the loan is still on non-accrual. We applied for a loan through a federal guaranty program to a related entity, and with that application, we had to segregate and give up collateral for that loan which increased our allocation. We also reduced the advance rate on A/R to 70%.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
9/30/2012	2,062,797	0	785,000	0	0	1,363,200	151%	Non-Accrual
Comments:	Quarterly principal and interest payment received which was applied to principal reduction. The related entity loan through the federal guaranty program closed in July 2012. The allocation was not reduced when interest payments were received and applied to principal.

Exhibit A

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2012	1,972,294	0	785,000	0	0	1,368,164	144%	Non-Accrual
Comments:	Quarterly principal and interest payment received which was applied to principal reduction. The allocation was not reduced when interest payments were received and applied to principal.

Exhibit A

RELATIONSHIP #4

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2011	1,520,000	306	0	0	$837,232 (12/21/11)	1,900,000	100%	Non-Accrual
Comments:	This is a loan participation acquired from another bank in Indiana. We acquired 80% of the loan. This entity operates a gas station, convenience store, laundry, and car wash. The loan was charged down in the 4th quarter of 2011 to an indication of interest of a purchase price of $1,900,000 (Our share -80%). The partial charge off had been fully allocated in prior periods. Classified as non performing 3-30-11. This loan is collateral dependent.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
3/31/2012	1,520,000	397	0	0	0	1,900,000	100%	Non-Accrual
Comments:	Still negotiating with the potential buyer while pursuing legal action.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
6/30/2012	1,520,000	488	0	0	0	1,900,000	100%	Non-Accrual
Comments:	Legal action continues.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
9/30/2012	1,270,000	580	0	0	$250,000 (09/28/12)	1,900,000	100%	Non-Accrual
Comments:	Legal action continues. Potential buyer became frustrated with the process and withdrew offer. Since potential buyer was lost, a new appraisal was ordered and loan charged down further in anticipation of a reduced appraised value.

	LOAN BALANCE	DAYS DELINQUENT	ALLOWANCE	PROVISION	PARTIAL CHARGE OFF	COLLATERAL VALUE	LTV	PYMT HISTORY
12/31/2012	774,400	672	0	0	$495,600 (12/27/2012)	1,210,000	80%	Non-Accrual
Comments:	Legal action continues. Value charged down to 80% of Summary appraisal dated 12/7/12 for $1,210,000. $1,210,000 (appraised value) x 80% (discount) x 80% (our share of participation ) = $774,400